INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 21, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant” or “Trust”) (File Nos. 333-191476 and 811-22894) on behalf of the ACR Equity International Fund (formerly, ACR International Quality Return (IQR) Fund)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 14, 2024, regarding Post-Effective Amendment No. 400 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on January 29, 2024, with respect to the ACR Equity International Fund (formerly, ACR International Quality Return (IQR) Fund) (the “Fund”), a series of the Trust. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		None
Maximum deferred sales charge (load)		None
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)		2.00%
Wire fee		$20
Overnight check delivery fee		$25
Retirement account fees (annual maintenance fee)		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.00%
Distribution and service (Rule 12b-1) fees		None
Other expenses		0.47%
Shareholder service fee	0.09%
All other expenses	0.38%
Total annual fund operating expenses		1.47%
Fees waived and/or expenses reimbursed[1]		(0.37)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1]		1.10%

1	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), professional fees related to services for the collection of foreign tax reclaims, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.10% of the Fund’s average daily net assets. This agreement is in effect through March 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class I Shares	$112	$428	$768	$1,726

2.	The Fund’s principal investment strategies indicate that the Fund may invest in the shares of other registered investment companies and ETFs. If the Fund’s investments in other registered investment companies and ETFs exceed 0.01% of the average net assets of the Fund, include an “Acquired Fund Fees and Expenses” line item to the fees and expenses table.

Response: The Registrant confirms that the Fund’s Acquired Fund Fees and Expenses do not exceed 0.01% of the Fund’s average net assets and, therefore, no Acquired Fund Fees and Expenses line item has been added to the fees and expenses table.

3.	Footnote 1 to the fees and expenses table indicates that the Advisor has agreed to waive fees and/or pay for operating expenses of the Fund until March 31, 2025. Please confirm that this waiver will extend for a period of one year from the date of the Fund’s prospectus.

Response: The Registrant confirms that the date of the wavier will extend through March 31, 2025, as noted in the response to comment #1 above.

4.	Footnote 1 to the fees and expenses table provides that the Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the Advisor. Please state in the response letter whether the Registrant has performed a FAS 5 analysis and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant has considered various factors in its assessment of criteria in FASB ASC 450-20-25-2, and has concluded that recoupment of previously waived fees within three full fiscal years is appropriate. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the Registrant believes that the slightly longer period that could potentially occur (i.e., compared to three years after the date of the waiver or payment) has little bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Additionally, the Registrant notes that for the fiscal years ended November 30, 2021, 2022, and 2023, the Advisor waived fees in the amount of $222,146, $289,290, and $249,337, respectively, and has not recouped any of the fees waived. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant has presented its assessment of FASB 450-20-25-2 to its independent registered public accountant.

Principal Investment Strategies

5.	The second sentence of the second paragraph under “Principal Investment Strategies” states, “[t]he Fund will allocate its assets among various regions and countries and will normally invest its assets in issuers representing at least three different countries. Please clarify whether the United States is included as part of the “at least three different countries.”

Response: The Registrant has revised the disclosure as follows:

“The Fund will allocate its assets among various regions and countries and will normally invest its assets in issuers representing at least three different countries outside of the Unites States. The Fund may, from time to time, have significant exposure to certain geographic regions and countries, including Europe and the United Kingdom.”

Principal Risks

6.	The Fund’s principal risks include the following risk factors: Geographic risk related to Europe, United Kingdom risk, and Initial Public Offering (“IPO”) risk. Please add disclosure to the Fund’s principal investment strategies regarding its exposure to Europe and the United Kingdom, and its investments in IPOs.

Response: The Registrant has added disclosure regarding its exposure to Europe and the United Kingdom, as noted above in the response to comment #5. In addition, the Registrant has removed IPO risk from the list of the Fund’s principal risks.

Performance

7.	Please update the performance information in the bar chart and table for the Fund, and provide the updated performance information for the Commission’s review at least five business days prior to filing the Amendment.

Response: The Registrant has updated the Fund’s performance information, which will be included in the Amendment, as follows:

Calendar-Year Total Return (before taxes) for Class I Shares

For each calendar year at net asset value per share (“NAV”):

Class I Shares
Highest Calendar Quarter Return at NAV	27.47%	Quarter Ended 12/31/2020
Lowest Calendar Quarter Return at NAV	(28.75)%	Quarter Ended 03/31/2020

Average Annual Total Returns for Periods Ended December 31, 2023	One Year	Five Years	Since Inception (December 30, 2016)
Class I Shares - Return Before Taxes	25.79%	7.71%	4.44%
Class I Shares - Return After Taxes on Distributions*	24.63%	7.14%	3.93%
Class I Shares - Return After Taxes on Distributions and Sale of Fund Shares*	15.77%	6.02%	3.42%
MSCI ACWI ex USA Index (reflects no deduction for fees, expenses or taxes)	15.62%	7.08%	6.33%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Portfolio Managers

8.	Please add the length of service (or year service began) for each portfolio manager.

Response: The Registrant has added the following disclosure to the end of the “Portfolio Managers” section:

Mr. Schilpzand, Mr. Tompras, and Mr. Piechowski have served as portfolio managers of the Fund since its inception in January 2017.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

9.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Fund’s Item 9 disclosure.

Your Account with the Fund – Purchase of Shares

10.	Please revise the term “supermarket” to reflect “financial supermarket.”

Response: The Registrant has made the requested change.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary